

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

<u>**Via E-Mail**</u>
Michael J. Kessler, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016

     Re: **Ready Capital Corporation**
              Amended Schedule TO-I
              Filed April 21, 2021
              SEC File No. 005-87416

Dear Mr. Kessler:

We have reviewed your filing and your response letter and have the following comment.

<u>**Amended Schedule TO-I**</u>

1.   We note your response to prior comment 1. While not necessarily agreeing with your analysis regarding the existence of a tender offer, we have determined not to pursue the applicability of Rule 13e-3 to the offer at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

     Please direct any questions to me at (202) 551-3619.

                              Sincerely,

                              <u>/s/Daniel F. Duchovny</u>
                              Daniel F. Duchovny
                              Special Counsel
                              Office of Mergers & Acquisitions